VUMEE INC.
               50 East Sample, Suite 301, Pompano Beach, FL, 33064

June 7, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:     Mara L. Ransom
               Assistant Director

Dear Sirs:

               Re:  Vumee Inc. ("the Company")
                    Form 8-K
                    Filed May 25, 2012
                    File No. 000-53910

We refer to your letter of May 30, 2012 addressed to the Company with your comment on the Company's Form 8-K Current Report regarding the omission of pro forma financial statements.

The transaction disclosed in the Form 8-K Current Report "Super 8-K" was accounted for as a reverse acquisition. Per the Q&A Memo regarding reverse acquisitions provided by the Division of Corporation Finance, "On the other hand, when a public shell with no operations and nominal net assets acquires an operating company with products and operations, the transaction would be accounted for as a recapitalization. In both these instances, the SEC staff has contended that APB No. 16 does not apply and pro forma financial information is not presented since the combination is not a business combination." For this reason, we believed that pro forma financial statements were not required.


                                          Yours truly,

                                          VUMEE INC.


                                          Per: /s/ Michael Spiegel
                                               ---------------------------------
                                               Michael Spiegel, President, CEO